SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 2

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. 025932 10 4
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edyth B. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,092,662

	8	SHARED VOTING POWER
1,180,945

	9	SOLE DISPOSITIVE POWER
2,092,662

	10	SHARED DISPOSITIVE POWER
1,180,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,273,607 – See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on October 10, 2012, as amended by Amendment No. 1 filed on June 11, 2013 (as so amended, the “Original Schedule 13D”), relating to the Common Stock, no par value per share (“Common Stock”) issued by American Financial Group, Inc. (“AFG” or the “Company”).  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

After giving effect to the transactions set forth below under Item 5(d), the Reporting Person’s interest in the Common Stock is below 5%.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original 13D are amended and restated as follows:

(a)	See Items 11 and 13 on page of this Schedule 13D.

(b)	See Items 7, 9 and 11 on page 2 of this Schedule 13D.

The shares reported in 5(a) and 5(b) include 2,092,662 shares held in the Reporting Person’s trust over which she has voting and dispositive power, 461,194 shares held in a charitable foundation over which the Reporting Person shares voting and dispositive power and 719,751 shares held in a trust over which the Reporting Person has dispositive power.

Item 5(c) of the Original 13D is amended by adding the following:

Within the 60-day period preceding the date of filing of this Amendment, the Reporting Person had engaged in the following transactions.

Date	Transaction	Number of Shares	Price(3)
2/11/2022	Gift	(1,150)	n/a
3/28/2022	Distribution from Reporting Person’s trust	(1,497,659)	n/a
4/25/2022	Distribution from Reporting Person’s trust	(1,087,544)	n/a

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022

/s/ Karl J. Grafe
Karl J. Grafe, as Attorney-in-Fact for
Edyth B. Lindner